FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 000-22161

Zindart Limited

(Translation of registrant's name into English)

Flat C&D, 25/F., Block 1, Tai Ping Industrial Centre,

57 Ting Kok Road, Tai Po, New Territories, Hong Kong, S.A.R., China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..X.. No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

TABLE OF CONTENTS

Press Release Issued February 13, 2003 *

Press Release Issued February 18, 2003 *

Press Release Issued February 19, 2003 *

Signatures *

Press Release Issued February 13, 2003

Corgi Unveils Two New Collectible Series at Toy Fair 2003

World War II Vehicles and Models Celebrating "100 Years of Flight" Head

New Die-Cast Model Offerings

NEW YORK - Feb. 13, 2003 - Corgi Classics, a die-cast collectibles company, will premiere two new collections, a series of 18 scale vehicles used by military forces during World War II, and a new Showcase Collection, "100 Years of Flight," 19 models celebrating the Centennial anniversary of the Wright Brothers' first airplane flight in 1903 at Toy Fair 2003.

Corgi also is adding new models to favorite company collections, including Ultimate Bond, Heroes Under Fire and Vintage Bus Lines.

Corgi's World War II and "100 Years of Flight" series will be on display for the first time at the Corgi Classics Showroom at Toy Center South, 200 5th Avenue, New York, Room 851 during Toy Fair 2003, February 16-19, 2003.

Corgi's new World War II and "100 Years of Flight" collections are available at fine retailers across the country. Collectors can find more information at www.corgiclassics.com or by calling 1-800-800-CORGI.

Corgi brand die-cast models are recognized worldwide as collectible icons with a strong British pedigree. The die-cast replica scale models have captured the imaginations of millions with its expanding fleet of authentic aviation, trucking, fire, transportation and specialty vehicles.

Corgi, an operating unit of Zindart Limited (Nasdaq:ZNDT - News), has its U.S. headquarters in Chicago, Ill.

Press Release Issued February 18, 2003

New Zindart Directors Diversify Board

HONG KONG - Feb. 18, 2003 - Zindart Limited (Nasdaq:ZNDT - News), has strengthened its board with the addition of two independent directors, both with strong financial backgrounds. The move also fulfills recommendations of the Sarbanes/Oxley Accord regarding corporate oversight for public companies.

Iain Gray, a Scottish Chartered Accountant (CA), who runs his own large private investment group headquartered in Sydney, Australia, will replace Monica Lau. Ted Ohya, executive vice president, Chekiang First Bank of Hong Kong, will replace Christopher Guest. Both former board members have resigned.

Peter Gardiner, chairman, Zindart, points out that the two new directors add significant financial expertise to the board and to the company's Audit Committee. Gray will now chair that committee and Ohya will be added as a member, along with Victor Yang, a prominent Hong Kong-based attorney.

Gray, 59, president of Sydney Fund Managers, an investment group employing more than 300 people and gross assets of more than $80 million, previously worked several years in Hong Kong, where he ran the largest container repair company in the world. He is currently a director of a number of public and private companies.

Ohya, 65, deputy chairman of Chekiang First Bank until he resigned to accept the position of senior advisor in 2002, previously was deputy managing director, Hong Kong, for Dai-Ichi Kango Bank of Japan.

About Zindart

Zindart is a global national manufacturer, supplying a wide range of plastic, die-cast and paper products, both under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics Limited, Hua Yang Printing Holdings Company and Zindart Manufacturing. Corgi Classics Limited produces a high quality line of die-cast replica items sold through retail channels in the United Kingdom, where Corgi holds a large share of its market, and in the United States. Hua Yang Printing Holdings Company produces high-quality books and specialty packaging. Zindart Manufacturing provides both product design and quality turnkey manufacturing for well-known multi-national companies that offer branded products requiring rapid, high-volume delivery.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom. The company's current strategy calls for increased penetration of United States markets by broadening its customer base, targeting new customers, expanding the direct sales force and strengthening its brand-related efforts.

Certain statements in this release are forward-looking, including statements regarding growth strategy, growth potential, the realization of company improvements, the penetration of U.S. markets, the timing of sales and anticipated market acceptance of marketing initiatives and new products. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 10-K for the fiscal year ended March 31, 2002. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

Press Release Issued February 19, 2003

Zindart Improves Revenue, Sustains Profitability In Q3

Strong Gross Margins in all Divisions Contribute to Positive 9 Month Result

HONG KONG - Feb. 19, 2003 - Zindart Limited (NASDAQ:ZNDT - News) today reported revenues of $29.2 million and net profit of $0.7 million, or $0.08 per share (diluted), for Zindart's third quarter of fiscal 2003, which ended Dec. 31, 2002, an increase in both revenues and profit when compared to revenues of $27.6 million and a net loss of $3.7 million, or $0.42 per share (diluted), for the same period in fiscal 2002.

Revenues for the nine months ended Dec. 31, 2002 were $91.3 million, with net profit of $0.8 million, or $0.09 per share (diluted), compared to revenues of $93.6 million and a net loss of $6.0 million, or $0.68 per share (diluted), for the same period in fiscal 2002.

Profit before taxes for the nine months ended Dec. 31, 2002 was $1.8 million. This represents a favorable swing of $8.8 million in profit before tax for the same period a year ago.

Company Recovery on Track, Says Chairman

"All the figures indicate we're headed the right way. All business units are showing favorable improvement, reflected in better numbers across the board, a fundamental indicator that our recovery is on track," Peter Gardiner, chairman, Zindart, said.

All divisions were profitable before and after tax, for the first nine months of fiscal 2003. This improvement was a direct function of management action to cut costs across the entire company, a move that resulted in a $3.1 million reduction in SG&A expenses against the equivalent period of a year ago, Gardiner said. Customer and product mix have also been improved, resulting in an increase of 4.7 percent in year to date gross margin against last year, according to Gardiner.

Both the Hua Yang and Zindart Manufacturing business units added contracts from the makers of Cranium, one of the world's most popular board games. Zindart Manufacturing also won new contracts for promotional premiums, gained new customers in its traditional toy markets and diversified into bathroom and kitchen plumbing and fixtures. Hua Yang added several printing contracts and expanded its position in the luxury goods packaging market. Corgi Classics continued to grow its revenues in the specialty collector channel as well as increasing the number of general consumer outlets carrying a range of new products specifically designed for the mass market channel.

Gardiner said new customers and new products in each unit have helped to offset the inherently cyclical nature of Zindart's traditional business.

Zindart is adding new lending facilities to cover the company's short-term debt, in anticipation of a growth in revenues, Gardiner said. Long term debt incurred for the acquisition of Corgi has now been reduced from $30 million to $3.8 million. This, together with new operations and financial controls, has favorably impacted the balance sheet as well as reducing the interest burden.

Board Changes

Zindart has added two new members to its Board of Directors. Iain Gray, a Scottish chartered accountant who runs a private investment group headquartered in Sydney, Australia, and Ted Ohya, recently retired Vice Chairman of Chekiang First Bank of Hong Kong. These new directors replace Monique Lau and Christopher Guest, both of whom have resigned from the Board.

Both new directors were named to the Company's Audit Committee. Gray will serve as chair. Gray and Ohya, both independent directors, add significant financial expertise to the Company's Audit Committee, which also includes Victor Yang, a prominent Hong Kong based attorney.

About Zindart

Zindart is a global national manufacturer, supplying a wide range of plastic, die-cast and paper products, both under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics Limited, Hua Yang Printing Holdings Company and Zindart Manufacturing. Corgi Classics Limited produces a high quality line of die-cast replica items sold through retail channels in the United Kingdom, where Corgi holds a large share of its market, and in the United States. Hua Yang Printing Holdings Company produces high-quality books and specialty packaging. Zindart Manufacturing provides both product design and quality turnkey manufacturing for well-known multi-national companies that offer branded products requiring rapid, high-volume delivery.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom. The company's current strategy calls for increased penetration of United States markets by broadening its customer base, targeting new customers, expanding the direct sales force and strengthening its brand-related efforts.

Certain statements in this release are forward-looking, including statements regarding growth strategy, growth potential, the realization of company improvements, the penetration of U.S. markets, the timing of sales and anticipated market acceptance of marketing initiatives and new products. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 10-K for the fiscal year ended March 31, 2002. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

Zindart Limited and Subsidiaries
Consolidated Statements of Operations
(in thousands of United States dollars, except for share amounts in thousands of numbers)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2002	2001	2002	2001

Net sales	$29,181	$27,594	$91,331	$93,551
Cost of goods sold	(18,784)	(20,385)	(62,285)	(68,190)
	----------	-----------	-----------	-----------
Gross profit	10,397	7,209	29,046	25,361
Selling, general and administrative expenses	(8,872)	(10,220)	(25,678)	(28,769)
Amortization of goodwill	0	(494)	0	(1,481)
Other expense, net	(382)	(662)	(1,519)	(2,037)
	----------	-----------	-----------	-----------
Profit (Loss) before income taxes	1,143	(4,167)	1,849	(6,926)
Income tax (expense) benefit	(346)	534	(879)	1,093
	----------	-----------	-----------	-----------
Profit (Loss) before minority interests	797	(3,633)	970	(5,833)
Minority interests	(76)	(50)	(140)	(207)
	----------	----------	-----------	-----------
Net profit (loss)	$721	$(3,683)	$830	$(6,040)
	======	======	======	======

Basic earnings (loss) per share	$0.08	$(0.42)	$0.09	$(0.68)
Weighted average no. of shares outstanding - Basic	8,834	8,834	8,834	8,834

Diluted earnings (loss) per share	$0.08	$(0.42)	$0.09	$(0.68)
Weighted average no. of shares outstanding - Diluted	8,971	8,865	8,925	8,955

Zindart Limited and Subsidiaries
Consolidated Balance Sheets
(in thousands of United States dollars)

	As of December 31, 2002	As of March 31, 2002

ASSETS

Current assets	$51,392	$45,677

Other assets	78,486	79,962
	-------------	-------------
Total assets	$129,878	$125,639
	========	========

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY

Current liabilities	$54,897	$54,777

Long-term liabilities	2,146	801
	-------------	-------------
Total liabilities	57,043	55,578
	-------------	-------------
Minority interests	1,491	1,351
	-------------	-------------
Common stock	39,205	39,205

Retained earnings	32,460	31,630

Accumulated other comprehensive loss	(321)	(2,125)
	-------------	-------------
Total shareholders' equity	71,344	68,710
	-------------	-------------
Total liabilities, minority interests and shareholders' equity	$129,878	$125,639
	========	========

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Zindart Limited
Date: February 24, 2003	By:	/s/ Ken Fowler

Ken Fowler
Chief Financial Officer
(Principal Financial Officer)